UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 3

To

REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BANK MUTUAL CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	39-2004336
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4949 West Brown Deer Road Milwaukee, Wisconsin (Address of Principal Executive Offices)	53223 (Zip Code)

Securities to be registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $0.01 Par Value	NASDAQ Global Select

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration file number to which this form relates:   N/A

Securities to be registered pursuant to Section 12(g) of the Act:    None.

This Third Amendment to Form 8-A is being filed to provide an updated description of the registered securities of Bank Mutual Corporation (the "Company"), which description is in Item 1 below. In addition, this filing reflects the designation of the Nasdaq Global Select Market as an exchange, and thus the change in the section of the Securities Exchange Act of 1934 pursuant to which the securities are registered from Section 12(g) to Section 12(b), subsequent to the Company's prior Form 8-A/A.

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Item 1.	Description of Registrant’s Securities to be Registered.

The Company is organized under the Wisconsin Business Corporation Law (“WBCL”). It is authorized to issue 200 million shares of Common Stock, par value $.01 per share (“Common Stock”), and 20 million shares of preferred stock, $.01 par value per share.

Issuance

Upon payment of the purchase price therefor established by the board of directors, shares of Common Stock issued are fully paid and nonassessable; however, under former Section 180.0622(2)(b) of the WBCL, shareholders may be personally liable for claims of employees for services, not to exceed six months services in any one case, incurred prior to the June 14, 2006, repeal of that statute.

No Preemptive Rights

The holders of Common Stock do not have any preemptive rights with respect to any shares issued by the Company.

Voting Rights

Holders of Common Stock have one vote for each share held by them on all matters which are presented to a shareholders' vote. However, the WBCL in some cases limits the voting rights of certain shares. See "Restrictions on Acquisition of the Company—Wisconsin Statutory Provisions" below.

Election of Directors

The Company’s articles of incorporation and bylaws provide that its board of directors shall consist of between seven and thirteen directors. The directors are classified into three classes, which are to be as nearly equal in size as possible. Each class is elected for a three-year term, and one of the classes of the board of directors is subject to election at each annual meeting of shareholders. The Company's shareholders do not have cumulative rights in the election of directors.

The Company's bylaws also provide that a director may be removed only for cause by majority shareholder vote or without cause by a vote of the holders of 66 2/3% of shares entitled to vote.

Vacancies on the Company’s board of directors, whether by resignation of a director or by an increase in the number of directors, may be filled by action of the remaining directors of the Company. A person filling a vacancy may serve until the end of the term of the class to which that director was elected.

Special Meetings of Shareholders

Special meetings of shareholders of the Company may be called upon the direction of the chief executive officer or the board of directors. To the extent required by Wisconsin law, special meetings also may be called upon the written request of holders of not less than 10% of all the outstanding shares of capital stock.

Other than nominations or proposals adopted or recommended by the board, any shareholder wishing to nominate a person for election as a director and/or make a proposal to be considered for vote at any annual meeting of shareholders must deliver notice at least 70 but not more than 100 days before the scheduled date of the meeting. The Company’s bylaws provide information which must accompany written notice.

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Liquidation Rights; Redemption

In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock generally would be entitled to receive, after payment of all liabilities and any preferred stock preferences, all assets of the Company available for distribution. Common Stock is not subject to any redemption provisions.

Preferred Stock

The Company's articles of incorporation authorize the issuance of preferred stock in one or more classes, with the rights and preferences of shareholders of those classes to be determined by the board of directors. If the Company were to issue shares of preferred stock, holders of preferred stock would have dividend and liquidation rights prior to those holders of Common Stock, and would have such voting rights as were determined by the board of directors.

Approval of Fundamental Transactions

Corporate combination transactions such as mergers, sales of substantially all assets, or dissolution of the corporation, would require the approval of the holders of a majority of the outstanding shares of Common Stock. Similarly, the approval of the majority of outstanding shares is required for an amendment to the Company’s articles of incorporation. In the event the Company issues shares of preferred stock, the board of directors may grant to the preferred shareholders rights to vote as a class on certain types of amendments or transactions. See also "Restrictions on Acquisition of the Company—Wisconsin Statutory Provisions" below for a description of statutes that might affect approval of certain transactions.

Dissenters' Rights

So long as the Company has a class of securities traded on The NASDAQ Global Select Market or another exchange, its shareholders will not have dissenters' rights in most corporate transactions.

Restrictions on Acquisition of the Company

The following discussion is a general summary of the material provisions of the Company's articles of incorporation and bylaws, and certain other regulatory and statutory provisions that may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company's articles of incorporation and bylaws in particular, reference should be made in each case to the document in question.

Articles of Incorporation and Bylaws

The Company's articles of incorporation and bylaws contain certain provisions relating to corporate governance of the Company and the rights of shareholders that might discourage future takeover attempts. In addition, these provisions also render the removal of the board of directors or management more difficult. The following description is a summary of the relevant provisions of the articles of incorporation and bylaws.

Directors. Because the board of directors is divided into three classes, the members of each class are elected for a term of three years and only one class of directors is elected annually, it generally would take at least two annual elections to replace a majority of the board. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

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Restrictions on Call of Special Meetings. The bylaws provide that special meetings of shareholders can be called only by the chief executive officer or the board of directors; however, to the extent required by law, shareholders holding an aggregate of 10% or more of the outstanding shares of Common Stock may call a meeting.

Restrictions on Removing Directors from Office. The bylaws provide that directors may be removed for cause on majority vote, but if without cause, only on affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then-outstanding stock entitled to vote, after giving effect to any limitation on voting rights.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation generally must be approved by the Company's board of directors and also by holders of a majority of the outstanding shares of the Company's voting stock. The bylaws may generally be amended by the board or by approval of the holders of a majority of outstanding shares. However, approval by holders of at least 66 2/3% of the outstanding voting stock is generally required to amend the following provisions of the articles and/or bylaws:

•	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of Common Stock;
•	The inability of shareholders to act by written consent with less than unanimous consent;
•	The inability of shareholders to call special meetings of shareholders to the extent not required by law;
•	Required prior notice of shareholders' nominations of board candidates or proposals for consideration at a shareholders' meeting;
•	The division of the board of directors into three staggered classes;
•	The inability to deviate from the manner prescribed in the bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;
•	The requirement that at least 66 2/3% of shareholders must vote to remove directors other than for cause; and
•	The ability of the board of directors to amend and repeal the bylaws on these topics.

Further, bylaws adopted by the shareholders which indicate that they may only be amended with shareholder approval may not be amended by the board.

Wisconsin Statutory Provisions

The Company is organized as a Wisconsin corporation and subject to the provisions of the WBCL. The following summarizes certain provisions of the WBCL that may affect potential offers to acquire the Company, but is not a complete list and is qualified in its entirety by reference to the WBCL, as amended from time to time.

Business Combination Statute. Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a "resident domestic corporation" and an "interested stockholder." A business combination is defined to include any of the following transactions:

•	a merger or share exchange;
•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;
•	the issuance of stock or rights to purchase stock with an aggregate market value equal to 5% or more of the outstanding stock of the resident domestic corporation;
•	the adoption of a plan of liquidation or dissolution; or
•	certain other transactions involving an interested stockholder.

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A "resident domestic corporation" for purposes of Sections 180.1140 to 180.1144 is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the stock acquisition date, satisfies any of the following:

•	its principal offices are located in Wisconsin;
•	it has significant business operations located in Wisconsin;
•	more than 10% of the holders of record of its shares are residents of Wisconsin; or
•	more than 10% of its shares are held of record by residents of Wisconsin.

An “interested stockholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.

Under this law, a resident domestic corporation cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before such acquisition. A resident domestic corporation may engage in a business combination with an interested stockholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder's acquisition date;
•	the business combination is approved by holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or
•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute. The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A "significant shareholder" for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. The supermajority requirement for business combinations not meeting the fair price criteria is the approval of both 80% of the voting power of the resident domestic corporation's stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group. In order for a business combination to meet the fair price criteria and avoid such a vote, the following criteria must be met:

•	the aggregate value of the per share consideration is equal to the highest of:
•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;
•	the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest; or

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•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled in a voluntary or involuntary liquidation or dissolution; and
•	consideration paid to shareholders is either cash or the form of consideration used by the significant shareholder to acquire the largest number of shares.

Control Share Voting Restrictions. Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise duly specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or
•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

Acquisition Regulations

No person may acquire control of the Company without first obtaining the approval of such acquisition by the appropriate federal regulator(s). Currently, any such person, depending on the circumstances, obtain the approval of, and/or file a notice with, the Board of Governors of the Federal Reserve ("FRB"). "Control" is determined in accordance with the FRB's regulations. In addition, any bank holding company that wishes to acquire 5% or more of the Company's outstanding shares generally must obtain the prior approval of the FRB.

Item 2.	Exhibits.

None.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 1, 2014
Bank Mutual Corporation
(Registrant)

	By:	/s/ Michael W. Dosland
Michael W. Dosland
Senior Vice President, Chief Financial Officer

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